UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEXTDECADE CORPORATION

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

65342K105

(CUSIP number)

Ms. Kathleen Eisbrenner 3 Waterway Square Place The Woodlands, Texas 77380 (832) 403-1874

(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to: Ms. Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 Telephone: (214) 953-6497 Fax: (214) 661-4497 July 24, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 65342K105

(1)	Names of reporting persons Kathleen Eisbrenner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,685,633*
	(8)	Shared voting power -
	(9)	Sole dispositive power 8,685,633*
	(10)	Shared dispositive power -
(11)	Aggregate amount beneficially owned by each reporting person 8,685,633*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.25%**
(14)	Type of reporting person (see instructions) IN

* Does not include: (i) 28,499 Shares held by Raymond Eisbrenner, Ms. Eisbrenner’s husband, of which Shares Ms. Eisbrenner disclaims beneficial ownership or (ii) 57,781,121 Shares held by York Capital Management Global Advisors, LLC or its affiliates, of which Shares Ms. Eisbrenner disclaims beneficial ownership.

** In computing the percentage ownership, the reporting person has assumed that there are 105,225,828 shares of Common Stock outstanding, as reported by the Issuer on its Current Report on Form 8-K, filed with the SEC on July 28, 2017.

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Shares”), of NextDecade Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3 Waterway Square Place, The Woodlands, Texas 77380. The telephone number at that location is (832) 403-1874.

Item 2. Identity and Background

(a) — (c) The person filing this statement is Kathleen Eisbrenner, an individual and Texas resident (“Eisbrenner” or the “Reporting Person”). Ms. Eisbrenner currently serves as the Chief Executive Officer of the Issuer (the “Chief Executive Officer”) and Chairperson of the Board of Directors of the Issuer (“Chairperson”). Her business address is 3 Waterway Square Place, The Woodlands, Texas 77380.

(d) — (f) Ms. Eisbrenner has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Eisbrenner is a Texas resident and a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Schedule 13D are incorporated herein by reference.

On April 17, 2017, the Issuer, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provided for the merger of NextDecade, LLC with and into Harmony Merger Sub, LLC (the “Merger”). At the closing of the transaction on July 24, 2017 (the “Closing”), NextDecade, LLC became a wholly-owned subsidiary of the Issuer.

In connection with the Closing, all outstanding interests in NextDecade, LLC were canceled in exchange for the right to receive Shares of the Issuer, as further provided by the Merger Agreement, including Shares issuable upon the satisfaction of certain milestones as provided in Section 2.11 of the Merger Agreement. As a result, Ms. Eisbrenner received 8,685,633 Shares (which excludes 2,072,369 contingent Shares issuable upon the satisfaction of certain milestones). Ms. Eisbrenner currently serves as the Chief Executive Officer and Chairperson.

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement, which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated April 18, 2017.

Item 4. Purpose of the Transaction

The responses to Items 3 and 6 of this Schedule 13D are incorporated herein by reference. Except as set forth herein, Ms. Eisbrenner does not have any plans or proposals to effect any transaction that would constitute, involve or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Notwithstanding the foregoing, Ms. Eisbrenner may determine to change her intentions with respect to the Issuer at any time in the future and, in so doing, may, for example, elect (i) to acquire additional Shares in open market or privately negotiated transactions or under compensatory incentive plans of the Issuer or (ii) to dispose of all or a portion of her holdings of Shares to the extent permitted by the arrangements described in more detail in Item 6. In reaching any conclusion as to her future course of action, Ms. Eisbrenner will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Ms. Eisbrenner, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Shares. In addition, Ms. Eisbrenner may enter into one or more 10b5-1 trading plans to execute purchases and/or dispositions of Shares from time to time. Finally, in her role as Chief Executive Officer and Chairperson, Ms. Eisbrenner will take an active role in the Issuer’s operational, financial and strategic initiatives which may include, from time to time, effecting certain transactions that would constitute, involve or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this report, Ms. Eisbrenner beneficially own 8,685,633 Shares, all of which are held by her directly. The 8,685,633 Shares beneficially owned by Ms. Eisbrenner represent 8.25% of the Issuer’s outstanding Shares. The percentages of class reported in this Schedule 13D are based on the Shares outstanding on July 24, 2017, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on July 28, 2017.

On account of certain agreements between Ms. Eisbrenner and York Capital Global Advisors, LLC and its affiliates (“York”) (as further discussed in the response to Item 6 below), such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, York and Ms. Eisbrenner collectively beneficially own 66,466,754 Shares, which represents approximately 63.17% of the Shares as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017. Information regarding York, including ownership of Shares, can be found in the Schedule 13D filed by such person on the date hereof with the SEC, as may be amended from time to time. Ms. Eisbrenner assumes no responsibility for the information contained in such Schedule 13D filed by York and expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b) Ms. Eisbrenner holds the sole power to vote, and the sole power to dispose or to direct the disposition of, each of the 8,685,633 Shares held by her.

(c) Except as disclosed in Item 3, Ms. Eisbrenner has not effected a transaction in the Shares during the 60 calendar days preceding the date of this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Shares beneficially owned by Ms. Eisbrenner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Upon the Closing, the former holders of the membership interests in NextDecade, LLC, including Ms. Eisbrenner, entered into a registration rights agreement with the Issuer providing such holders with certain demand and piggy-back registration rights with respect to registration statements filed by the Issuer after the Closing.

References to, and descriptions of, the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed July 28, 2017.

Lock-up Agreement

By letter agreements dated as of the Closing, the former holders of membership interests in NextDecade, LLC, including Ms. Eisbrenner, agreed not to transfer the Shares they received as a result of the Merger for a specified period. The lock-up period applicable to Ms. Eisbrenner extends one year from Closing.

References to, and descriptions of, the lock-up agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, a form of which is incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed July 28, 2017.

Chief Executive Officer Employment Agreement Amendment

Effective as of the Closing, the employment agreement of Ms. Eisbrenner was amended, including with respect to a letter agreement with York Capital Management, L.P., to, among other things, reflect the effects of the Merger, including the conversion of the membership interests of NextDecade, LLC into Shares. Pursuant to the letter amendment, at Closing, a portion of the merger consideration was deposited into an escrow account, and additional Shares may be deposited in escrow in connection with the issuance of additional Shares pursuant to Section 2.11 of the Merger Agreement. Such escrowed Shares may be required to be transferred to Ms. Eisbrenner upon the satisfaction of certain milestones.

References to, and descriptions of, the letter agreement, as amended, and the related employment agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreements, which are incorporated herein by references to Exhibits 10.4–10.6 to the Issuer’s Current Report on Form 8-K, filed on July 28, 2017.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 17, 2017, by and among Harmony Merger Corp., Harmony Merger Sub, LLC, NextDecade, LLC, and certain members of NextDecade, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed April 18, 2017 (File No. 001-36842)).

10.1	Registration Rights Agreement, dated as of July 24, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.3	Employment Agreement, dated as of May 20, 2015 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.4	Letter Agreement with York Capital Management, L.P., York Credit Opportunities Fund, L.P., York Select, L.P. and York Global Financed 43, LLC, dated as of November 13, 2015 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on July 28, 2017 (SEC File No. 001-36842)).

10.5	Amendment, dated as of April 17, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on July 28, 2017 (SEC File No. 001-36842)).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2017	Kathleen Eisbrenner

	By:	/s/ Kathleen Eisbrenner

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 17, 2017, by and among Harmony Merger Corp., Harmony Merger Sub, LLC, NextDecade, LLC, and certain members of NextDecade, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed April 18, 2017 (File No. 001-36842)).

10.1	Registration Rights Agreement, dated as of July 24, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.3	Employment Agreement, dated as of May 20, 2015 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed July 28, 2017 (SEC File No. 001-36842)).

10.4	Letter Agreement with York Capital Management, L.P., York Credit Opportunities Fund, L.P., York Select, L.P. and York Global Financed 43, LLC, dated as of November 13, 2015 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on July 28, 2017 (SEC File No. 001-36842)).

10.5	Amendment, dated as of April 17, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on July 28, 2017 (SEC File No. 001-36842)).